SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated October 26th, 2009 announcing Registrant’s third quarter financial results.

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: October 26th, 2009

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM REPORTS Q3 2009 RESULTS
– Sequential Growth of 15% in Revenue and
35% in Net Income Compared to Q2 2009 –
– Renewed Purchasing by Major Customers, New Customers & New Products
Contribute to Growth –

        KFAR SAVA, Israel – October 26, 2009 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported its financial results for the third quarter and nine month period ended September 30, 2009.

        Revenues for the third quarter of 2009 were $4.6 million compared with $6.1 million in the third quarter of 2008. Net income for the period was $346,000, or $0.05 per share (basic and diluted), compared with $944,000, or $0.14 per share (basic and diluted), for the third quarter of 2008.

        For the first nine months of 2009, revenues were $13.7 million compared with $19.0 million for the parallel period of 2008. Net income for the nine-month period was $1.5 million, or $0.21 per diluted share ($0.22 per basic share), compared with $3.0 million, or $0.44 per diluted share ($0.45 per basic share), for the parallel period of 2008.

        On a sequential basis, revenues and net income for the third quarter of 2009 increased significantly by 15% and 35%, respectively, compared with the second quarter of 2009, consistent with the Company’s expectations regarding a return to growth in the second half of the year.

        As of September 30, 2009, the Company’s cash, cash equivalents, bank deposits and marketable securities totaled $41.7 million, up $0.5 million compared with the end of the second quarter of 2009, and up $2.5 million compared with the end of 2008.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are very pleased to report sequential growth in line with our expectations, an encouraging achievement that derives from the renewal of purchases by major customers, in line with indications suggesting that their target markets have begun to reawaken, and the success of our efforts to secure new customers. We believe that the continuation of these trends will bring with them sustained top-line and bottom-line growth for Silicom, for both the short term and the long term.

        “For the longer term, we are also excited by the potential of our strategic new product line, the SETAC SErver To Appliance Converter, to build our business to a new level. This innovative new product is opening the door to new types of clients, and gives us a full network appliance platform solution to offer – for the first time – to both existing and new customers. Although the product is too new to quantify long-term predictions, our experience so far has confirmed our initial market assessment, and we are optimistic about its potential to drive our future growth.”

        Mr. Orbach concluded “Taken as a whole, with a better global market environment, an exciting new product line and broader addressable markets, we feel well positioned to continue delivering growth, thereby building the company to the next level.”

Conference Call Details:

Silicom’s Management will host an interactive conference today, October 26th, at 9am EDT (6am Pacific Time, 3pm Israel Time) to review and discuss the results. To participate, please call one of the following numbers approximately 10 minutes before that time.

US: 1 888 668 9141 (toll free)
ISRAEL: 03 918 0609 (not toll free)
UK: 0 800 917 5108 (toll free)
INTERNATIONAL: +972 3 918 0609 (not toll free)

        The call will also be broadcast live over the web, through a link accessible from Silicom’s website prior to the call. For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website, at: www.silicom.co.il

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Statements of Income

(US$ thousands, except for share and per share data)

	Three-month period ended September 30,		Nine-month period ended September 30,
	2009	2008	2009	2008

Sales	$4,638	$6,141	$13,704	$19,016
Cost of sales	2,824	3,723	8,340	11,364

Gross profit	1,814	2,418	5,364	7,652

Research and development costs	627	791	1,962	2,475
Selling and marketing expenses	478	568	1,300	1,741
General and administrative expenses	376	360	968	1,151

Total operating expenses	1,481	1,719	4,230	5,367

Operating income	333	699	1,134	2,285

Financial income, net	191	295	727	804

Income before income taxes	524	994	1,861	3,089
Income tax expense	178	50	392	86

Net income	$346	$944	$1,469	$3,003

Basic income per ordinary share	$0.05	$0.14	$0.22	$0.45

Weighted average number of ordinary shares
used to compute basic income per share (in
thousands)	6,697	6,694	6,696	6,682

Diluted income per ordinary share	$0.05	$0.14	$0.21	$0.44

Weighted average number of ordinary shares
used to compute diluted income per share (in
thousands)	6,864	6,734	6,835	6,764

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30, 2009	December 31, 2008

Assets

Current assets
Cash and cash equivalents	$7,960	$14,568
Short-term bank deposits	5,000	-
Marketable securities	6,850	8,426
Accounts receivables: Trade, net	4,410	4,849
Accounts receivables: Other	272	353
Inventories	5,374	5,269
Deferred tax assets	128	210

Total current assets	29,994	33,675

Marketable securities	21,854	16,204
Assets held for employees' severance benefits	1,140	1,066
Deferred tax assets	150	234
Property, plant and equipment, net	627	795

Total assets	$53,765	$51,974

Liabilities and shareholder's equity

Current liabilities
Trade accounts payable	$2,086	$2,681
Other accounts payable and accrued expenses	2,578	2,054

Total current liabilities	4,664	4,735

Liability for employees' severance benefits	1,960	1,905

Total liabilities	6,624	6,640

Shareholders' equity
Ordinary shares and additional paid-in
capital	33,440	33,102
Treasury shares	(38)	(38)
Retained earnings	13,739	12,270

Total Shareholders' equity	47,141	45,334

Total liabilities and shareholders equity	$53,765	$51,974